UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

ARDEA BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03969P107
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4747 Executive Drive, Suite 510 San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 03969P107	13D/A	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,772,745
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,772,745
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,772,745
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.64%
14	Type of Reporting Person PN

CUSIP NO. 03969P107	13D/A	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,772,745
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,772,745
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,772,745
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.64%
14	Type of Reporting Person OO

CUSIP NO. 03969P107	13D/A	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 228,391
	8.	Shared Voting Power 3,886,781
	9.	Sole Dispositive Power 228,391
	10.	Shared Dispositive Power 3,898,781
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,127,172
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.59%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 9 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 3, 2006 (the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Ardea Bioscience, Inc., a Delaware corporation (the “Issuer”).

Items 2, 3 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended to update the business address of each of the Reporting Persons to the following address:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since the date of the last filing on Schedule 13D, on February 1, 2012, Tang Capital Partners, LP purchased 426,470 shares of the Issuer’s Common Stock through an underwritten public offering for $17.00 per share.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may, from time to time, have debit balances. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	3,772,745 shares of Common Stock, representing 10.64% of the class

Tang Capital Management, LLC	3,772,745 shares of Common Stock, representing 10.64% of the class

Kevin C. Tang	4,127,172 shares of Common Stock, representing 11.59% of the class

The percentages used herein are based upon 35,604,434 shares of Common Stock outstanding as of February 1, 2012 (35,419,021 outstanding shares as of February 1, 2012, based on information obtained from the Issuer, plus 39,163 shares issuable upon exercise of a warrant owned by Tang Capital Partners, LP, and solely with respect to Kevin C. Tang, an additional 146,250 shares issuable upon exercise of options exercisable within 60 days from the date of this report).

Tang Capital Partners, LP is the beneficial owner of 3,733,582 shares of the Issuer’s Common Stock and has the right to acquire an additional 39,163 shares of the Issuer’s Common Stock upon exercise of a warrant it holds.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 3,772,745 shares beneficially owned or acquirable by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 4,127,172 shares of the Issuer’s Common Stock, comprising 28,953 shares beneficially owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 22,477 shares beneficially owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 4,819 shares beneficially owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 10,803 shares beneficially owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 15,089 shares beneficially owned by Kevin C. Tang’s Individual Retirement Account, 146,250 shares issuable upon exercise of options held by Kevin C. Tang within 60 days of this Statement, 6,000 shares beneficially owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 6,000 shares beneficially owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 114,036 shares beneficially owned by the Haeyoung and Kevin Tang Foundation, Inc., and 3,772,745 shares beneficially owned or acquirable by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares owned by the Chang IRA and the Chung IRA.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares owned by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Chang L. and Chung W. Kong are retired U.S. citizens. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware. The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121. Kevin C. Tang disclaims beneficial ownership of all shares reported herein, except to the extent of his pecuniary interest therein.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	228,391 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	3,772,745 shares
Tang Capital Management, LLC	3,772,745 shares
Kevin C. Tang	3,886,781 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	228,391 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	3,772,745 shares
Tang Capital Management, LLC	3,772,745 shares
Kevin C. Tang	4,127,172 shares

(c)           Kevin C. Tang, Tang Capital Partners, LP and Tang Capital Management, LLC have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days:

Entity	Transaction	Trade Date	Shares/Options	Price/Share
Kevin C. Tang	Option Grant	1/3/2012	12,500*	0.00

Tang Capital Partners, LP	Purchase	2/1/2012	426,470	17.00

*These stock options have an exercise price of $16.47 per share.

(d)           N/A.

(e)           N/A.

 SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

February 3, 2012

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang